UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Million Marker Wellness, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 10, 2019

Physical address of issuer
1710 Arlington Blvd, El Cerrito, CA 94530

Website of issuer
www.millionmarker.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000
Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis

☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
June 7, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5
The company currently has one employment agreement in place with Jarod Grossman, Analytical Chemist, that began in July 2020.

	Fiscal Year Ended December 2020	**Fiscal Year Ended December 2019**
Total Assets	$124,320	$135,424
Cash & Cash Equivalents	$124,320	$135,424
Accounts Receivable	$0	$0
Short-term Debt	$72,620	$2,039
Long-term Debt	$369,971	$250,000
Revenues/Sales	$13,408	$35,354
Cost of Goods Sold	$17,233	$8,748
Taxes Paid	$0.00	$0.00
Net Income	-$201,801	-$116,674

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


March 12, 2021

FORM C/A

Up to $1,070,000.00

Million Marker Wellness, Inc.



Explanatory Note


Million Marker Wellness, Inc. (the "Company") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on October 8, 2020, to increase the Maximum Offering Amount to $1,070,000, to include reviewed financials, attached hereto as Exhibit A, to adjust the maximum use of proceeds within this Form C/A and the Summary, attached hereto as Exhibit B, and to update the Company's financials within the Summary.

The Company previously filed amendments on March 2, 2021 extend the Offering Deadline to June 7, 2021 and on January 14, 2021 to include a webinar transcript, to make a material update to Company's debt structure, and to update the Company's cash position as of December 31, 2020.


Crowd Note


This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Million Marker Wellness, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of funds raised in the offering and paid upon disbursement of funds from escrow at the time of the closing of the Offering. The intermediary will also receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

	Price to Investors	**Service Fees and Commissions**[1][2]	**Net Proceeds**
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.millionmarker.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future

in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is March 12, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE

ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.millionmarker.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Million Marker Wellness, Inc. (the "Company") is a Delaware Corporation, formed on May 10, 2019. The Company is currently conducting business under the name of Million Marker.

The Company is located at 1710 Arlington Blvd, El Cerrito, CA 94530.

The Company's website is www.millionmarker.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Million Marker offers customers the ability to learn more about their potential exposure to toxic chemicals and how to mitigate or eliminate their exposure through personalized behavior-based plans. Our vision is to discover over a million biomarkers of exposure. We believe these "Million Markers" will inform and improve individual health and advance precision medicine. We aim to achieve this goal by selling direct-to-consumer testing kits, building a comprehensive chemical metabolite database, and conducting research studies using our laboratory and technological platforms. Part of the Y-Combinator Spring 2019 cohort, Million Marker is raising more capital to purchase new laboratory equipment and hire additional chemists and researchers to scale its testing capabilities. The Company believes achieving economies of scale can reduce the unit costs of its mail-in testing and make it more affordable for its consumers to "learn what's inside."

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering Deadline	June 7, 2021
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are an early stage company, with limited operating history.
We are an early stage company. We were formed as a corporation in Delaware on May 10, 2019. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for integration platform as a service technology. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

We need to continue as a going concern if our business is to succeed.

Because of our recurring losses and negative cash flows from operations, we may not be able to continue as a going concern in the future. Reasons for our possible failure to continue as a going concern include our historical net losses, limited working capital, requirement to repay short and long term indebtedness and the need for additional financing to implement our business plan. If we are not able to attain profitability in the near future our financial condition could deteriorate further, which would have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both smaller companies and major companies operating worldwide, including True Health Labs, EverlyWell, Walk-In Lab, and PrivaPath Diagnostics. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jenna Hua who is CEO and President. There can be no assurance that Jenna will continue to be employed by the Company for a particular period of time. The loss of Jenna Hua or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jenna Hua in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jenna Hua die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Offering Statement entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.
To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

We are subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.
We are subject to the various U.S. federal and state laws intended to prevent health care fraud and abuse. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The False Claims Act (FCA) imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate the FCA or anti-kickback or related laws, then our revenue could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans or Corporate Integrity Agreements, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.
We must continue to explore opportunities that may lead to new products and technologies. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether our clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third-party reimbursement. We cannot state with certainty when or whether any of our products under development will be launched, whether we will be able to develop, license, or otherwise acquire drug candidates or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

We could experience difficulties and delays in the manufacturing, distribution and sale of our products.
Our product supply and related patient access could be negatively impacted by, among other things: (i) product seizures or recalls or forced closings of manufacturing plants; (ii) disruption in supply chain continuity including from natural or man-made disasters at one of our facilities or at a critical supplier, as well as our failure or the failure of any of our suppliers to comply with Current Good Manufacturing Practices and other applicable regulations or quality assurance

guidelines that could lead to manufacturing shutdowns, product shortages or delays in product manufacturing; (iii) manufacturing, quality assurance/quality control, supply problems or governmental approval delays; (iv) the failure of a sole source or single source supplier to provide us with the necessary raw materials, supplies or finished goods within a reasonable timeframe; (v) the failure of a third-party manufacturer to supply us with bulk active or finished product on time; (vi) construction or regulatory approval delays for new facilities or the expansion of existing facilities, including those intended to support future demand for our biologics products; (vii) the failure to meet new and emerging regulations requiring products to be tracked throughout the distribution channels using unique identifiers to verify their authenticity in the supply chain; and (viii) other manufacturing or distribution issues, including limits to manufacturing capacity due to regulatory requirements, and changes in the types of products produced, such as biologics, physical limitations or other business interruptions, any of which could have a negative effect on our business and results of operations.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.
In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.
We utilize third parties, including suppliers, alliances with other pharmaceutical and biotechnology companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. For example, we outsource the day-to-day management and oversight of our clinical trials to contract research organizations the manufacture of certain of our products. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not

currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could

be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Million Marker offers customers the ability to learn more about their potential exposure to toxic chemicals and how to mitigate or eliminate their exposure through personalized behavior-based plans. Our vision is to discover over a million biomarkers of exposure. We believe these "Million Markers" will inform and improve individual health and advance precision medicine. We aim to achieve this goal by selling direct-to-consumer testing kits, building a comprehensive chemical metabolite database, and conducting research studies using our laboratory and technological platforms. Part of the Y-Combinator Spring 2019 cohort, Million Marker is raising more capital to purchase new laboratory equipment and hire additional chemists and researchers to scale its testing capabilities. The Company believes achieving economies of scale can reduce the unit costs of its mail-in testing and make it more affordable for its consumers to "learn what's inside."

Business Plan

Million Marker utilizes metabolomics (the study of chemicals that are involved in metabolism) and personal exposure analysis to help individuals to measure and track their own exposures to environmental toxins. Starting with a few biomarkers of environmental exposures, our vision is to discover over a "Million Markers" to inform and improve individual health and advance medicine.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
BPA and phthalates Test	Mail-in urine test to reveal BPA and phthalate exposures	Preconception couples/new parents. People with chronic diseases People who are trying to optimize their health. People who are curious

We have no new products in development.

We sell our test kits through our website. We promote our test kits through fertility doctors and social media.

Competition

The Company's primary competitors are True Health Labs, EverlyWell, Walk-In Lab, and PrivaPath Diagnostics.

We are not only offering the testing, but also scientific interpretation and translation. We are planning to build the world's most comprehensive environmental exposure database and biobank, which will power novel research that will allow us to stay ahead of the game.

Customer Base

Preconception couples, expecting parents, pregnant and postpartum mothers, parents with young kids. Quantified self and biohackers. People who are trying to detox and optimize performance. People who are concerned regarding breast cancer risk. Advocacy groups (plastic/microplastic awareness groups).

Governmental/Regulatory Approval and Compliance

The states of New York, New Jersey, Rhode Island and Maryland do not allow direct-to-consumer lab testing without a practitioner's order. Million Marker's products are intended to be used for general wellness purposes only. The tests and reports are not intended to diagnose, treat or cure disease.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1710 Arlington Blvd, El Cerrito, CA 94530.

The Company conducts business in the United States, excluding New York, New Jersey, Rhode Island, and Maryland.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$53,500
Equipment	0.00%	$0	30.00%	$321,000
Rent/Utilities	0.00%	$0	8.00%	$85,600
New Full-Time Hires	0.00%	$0	40.00%	$428,000
Advertising	35.00%	$8,750	4.60%	$49,220
Product Development	60.00%	$15,000	12.40%	$132,680
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at its discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	HILOS Positions	Employment Responsibilities	Past Experience	Education & Qualifications
Jenna Hua	Chief Executive Officer, President	Chief Executive Officer, President; May 2019 – Present; Leads business strategy and daily operations.	Postdoctoral Fellow, Stanford University; August 2016- May 2019	Bachelors, Nutrition— University of California, Berkley Masters of Public Health, Environmental Health Sciences— University of California, Berkley Doctor of Philosophy, Environmental Health Sciences— University of California, Berkley Registered Dietitian—VA Greater Los Angeles Healthcare System

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	HILOS Positions	Employment Responsibilities	Past Experience	Education & Qualifications
Jenna Hua	Chief Executive	Chief Executive	Postdoctoral	Bachelors,

	Officer, President	Officer, President; May 2019 – Present; Leads business strategy and daily operations.	Fellow, Stanford University; August 2016-May 2019	Nutrition—University of California, Berkley Masters of Public Health, Environmental Health Sciences—University of California, Berkley Doctor of Philosophy, Environmental Health Sciences—University of California, Berkley Registered Dietitian—VA Greater Los Angeles Healthcare System
Laurynas Riliskis	Chief Technology Officer	Chief Technology Officer; Manages the tech-stack, including the biobank and database. Leads the development of data-driven platforms, including the AI-tool	Director of Engineering, BehavioSec—May 2019-Present Expert, European Commission—February 2012-Present	MS, Computer Science—Luleå University of Technology PhD, Computer Networking—Luleå University of Technology Post-doctoral Fellow, Computer Science—Stanford University
Johanna Rochester	Chief Scientist Officer	Chief Scientist Officer; October 2019-Present; Leads laboratory testing and research proposals	Technical Specialist, ICF; June 2015-Present	MS, Physiology, PhD, Avian Sciences—University of California, Davis PhD, Molecular, Cellular, and Integrative Physiology—University of California, Davis

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Jarod Grossman	Analytical Chemist Consultant	July 6, 2020	N/A

The Company does not have employment agreements with Jenna Hua, Laurynas Riliskis, Johanna Rochester, or Praveen Sharma.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding	3,100,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of the SAFE has a perpetual pro rata right to maintain its equity share, applicable to the SAFE's conversion financing and each financing thereafter. In the event of an equity financing, the SAFE will convert into the greater of (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$100,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event of an equity financing, the SAFE will convert into the greater of (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Other	If there is a liquidity event before the termination of this SAFE, holders of the SAFE will be entitled to receive a portion of proceeds equal to the greater of (1) the purchase amount of the SAFE or (2) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price, which is the price per share equal to the $8 million valuation cap divided by the company's liquidity capitalization amount.

In addition to the notes previously described, the Company has the following debt outstanding:

Type of debt	Paycheck Protection Program (PPP)
Name of creditor	U.S. Small Business Administration
Amount outstanding	$40,400
Interest rate and payment schedule	1%, payment monthly after 6 months of deferment
Amortization schedule	None
Describe any collateral or security	None
Maturity date	June 2022
Other material terms	The PPP loan was issued as a result of COVID-19. Million Marker is in deferment and will begin making payments in January 2021. The principal amount less $10,000 from an EIDL Advance is forgivable by the federal government.

Type of debt	Promissory Note
Name of creditor	Xuedong Hua
Amount outstanding	$120,000
Interest rate and payment schedule	5%; Payment of principal and unpaid interest, if any, calculated per annum, is due on December 8, 2025. Annual interest increases to 10% in the event of default. The Company may elect to never make interest payments until the maturity date and remain in good credit standing with the Creditor.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 8, 2025
Other material terms	The Creditor is a related person to the Company.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	N/A	$150,000	Develop the Million Marker BPA and Pthalates test kit	May 2019	4(a)(2)
SAFE	N/A	$100,000	Develop the Million Marker BPA and Pthalates test kit	August 2019	4(a)(2)

Ownership

The Company is solely owned by Jenna Hua.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jenna Hua	96.77%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is currently raising its seed round of financing. Following the Offering, we should have enough liquidity to execute our business plan until 2022. We intend to be profitable by the end of 2021. Our significant challenges are establishing our own lab and bringing down the unit economics of the test we are offering.

The Company intends to achieve profitability in the next 12 months by establishing its own lab and bringing down the unit economics. We aim to then work with several channels to offer and sell our service.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had $124,320 in cash on hand on December 31, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The company has filed its 2019 tax return for its fiscal year, ending December 31, 2019. The Company reported total income of $23,876 and no tax liability.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 7, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C/A-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing, which we define below.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(A) the product of (1) one minus any applicable Discount, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(B) the quotient resulting from dividing (1) the Valuation Cap ($9 million or $10 million, depending on whether the Purchaser is an early bird investor), as defined below by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount). If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transaction with a related person:

Promissory Note:

Related Person/Entity	Father of the CEO
Relationship to the Company	None
Total amount of money involved	$120,000
Benefits or compensation received by related person	5% interest per annum
Benefits or compensation received by Company	General working capital
Description of the transaction	Promissory Note was signed on December 8, 2020 and matures on December 8, 2025. The Promissory Note was issued to pay for general working capital throughout the length of the Crowdfund Campaign.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jenna Hua
_____
(Signature)

Jenna Hua
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Jenna Hua
_____
(Signature)

Jenna Hua
_____
(Name)

President
_____
(Title)

March 12, 2021
_____
(Date)

I, Jenna Hua, being the founder of Million Marker Wellness, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included herein reflects accurately the information reported on the tax return of the Company field for the year ended December 31, 2019.

/s/Jenna Hua
(Signature)

Jenna Hua
(Name)

President
(Title)

March 12, 2021
(Date)

EXHIBITS

Exhibit A Financial Statements
Exhibit B Company Summary
Exhibit C Subscription Agreement
Exhibit D Crowd Notes
Exhibit E Pitch Deck
Exhibit F Video Transcript
Exhibit G Webinar Transcript

EXHIBIT A

Financial Statements

MILLION MARKER WELLNESS, INC.

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 5, 2021

To: Board of Directors, MILLION MARKER WELLNESS, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of MILLION MARKER WELLNESS, INC. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Million Marker Wellness Inc.
Balance Sheet (unaudited)
For Year Ended December 31,

**See accompanying Accountant's Review Report and
Notes to the Financial Statements**

	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	124,320	135,424
Total Current Assets	124,320	135,424
TOTAL ASSETS	**124,320**	**135,424**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
EIDL	10,000	-
PPP	40,400	-
Credit Cards	22,220	-
Founders Loan Payables	-	2,039
Total Current Liabilities	72,620	2,039
Long-Term Liabilities		
Notes Payable	119,971	-
SAFEs	250,000	250,000
Total Long-Term Liabilities	369,971	250,000
Total Liabilities	442,591	252,039
Equity		
Common Stock	100	-
Owner's Investment	103	60
Retained Earnings	(116,674)	-
Net Income	(201,801)	(116,674)
Total Equity	**(318,272)**	**(116,614)**
TOTAL LIABILITIES AND EQUITY	**124,320**	**135,424**

Million Marker Wellness Inc.
Income Statement (unaudited)
For calender years ended 2020 and 2019
See accompanying Accountant's Review Report and
Notes to the Financial Statements

	2020	2019
Revenue	13,408	35,354
COGS	17,233	8,748
Gross Revenue	(3,825)	26,606
Expenses		
Contractors	70,932	43,158
Advertising and Marketing	50	640
Salaries, Wages, and Benefits	93,483	60,613
Laboratory and Testing Supplies	7,873	15,367
Legal and Professional Services	13,513	7,063
Office Supplies and Software	5,162	4,892
Rent Expense	900	3,293
Shipping and Postage	3,241	2,876
Other	2,823	5,379
Total Expenses	197,976	143,280
Operating Income	(201,801)	(116,674)
Other Expenses	-	-
Net Income	**(201,801)**	**(116,674)**

Million Marker Wellness Inc.

Statement of Changes in Shareholders' Equity (unaudited)

For the calendar years ended 2020 and 2019

See accompanying Accountant's Review Report and

Notes to the Financial Statements

	Common Stock (Par value $0.00001)	Retained Earnings	Totals
2019 Opening Balance	-	-	-
Issuance of Common Stock	60	-	60
Net Income	-	(116,674)	(116,674)
2019 Ending Balance	**60**	**(116,674)**	**(116,614)**
2020 Opening Balance	60	(116,674)	(116,614)
Issuance of Common Stock	143	-	143
Net Income	-	(201,801)	(201,801)
2020 Ending Balance	**203**	**(318,475)**	**(318,272)**

Million Marker Wellness Inc.
Statement of Cash Flow (unaudited)
For Year Ended December 31,
See accompanying Accountant's Review Report and
Notes to the Financial Statements

Operating Acvtivities	2020	2019
Net Income	(201,801)	(116,674)
Changes to Reconcile Net Income		
Increase in Current Liabilities	70,582	2,039
Cash Flow From Operating Activities	(131,219)	(114,636)
Investing Activities		
Cash From Investing Activities	-	-
Financing Acitivties		
Issuance of SAFEs	-	250,000
Owner's Investment	43	60
Common Stock	100	-
Issuance of Notes Payable	119,971	-
Cash Flow From Financing Activities	120,114	250,060
Beginning Cash Balance	135,424	-
Change in Cash	(11,105)	135,424
Ending Cash Balance	**124,320**	**135,424**

MILLION MARKER WELLNESS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020
See accompanying Accountant's Review Report
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Million Marker Wellness, Inc. (which may be referred to as the "Company," "we," "us," or "our") provides customers with the ability to learn more about their exposure to toxic chemicals and how to eliminate their exposure through personalized education. Named after its mission to mark millions of environmental bio-markers, the Company currently sells mail-in urine tests to track Bisphenol A (BPA) and phthalates exposure.

Since Inception, the Company has relied on credit issued by a United States-based banking institution, raising capital, and revenue from a research project in collaboration with The Community to fund its operations. As of December 31, 2020, the Company had limited working capital and will be dependent upon future research grants from public and private institutions, research projects with partnering companies and issuance of securities to investors and employees before it will begin generating consistent revenue from selling its mail-in test kits. This raises some concern about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign offering issuance of its Crowd Notes (see Note 7), government and other grants, and capital contributions from other investors. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is headquartered in El Cerrito, California and incorporated in the state of Delaware.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, competition, theft of intellectual property rights or changes in consumer desires. These adverse conditions could affect the Company's financial condition and the results of its operations. As of

December 31, 2020, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer.

Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020, the Company did not have any outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost (if the aggregate costs for acquiring and placing the asset in service is greater than $500). Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets which range from three to seven years. The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2020.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of December 31, 2020, the Company has recognized sales from a research project collaboration with The Community in 2019 after services were rendered. The Company has also recognized sales relating to mail-in test kits after products were delivered.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, the Company expenses organizational costs, including accounting fees, legal fee, and costs of incorporation.

Research and Development Costs
In accordance with FASB ASC 730, the Company expenses research and development costs.

Concentration of Credit Risk
The Company maintains its cash with a local financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promisedgoods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leasesand will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i)provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. The Company is current with its tax filing obligations, but has not had taxable income since inception.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against theCompany or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has issued 3,100,000 common shares and is authorized to issue 10,000,000 common shares. 3,000,000 shares were issued to the founder and CEO, Jenna Hua, upon founding the Company and the remaining 100,000 were issued to one of the Company's advisors on August 22, 2020.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2019.   The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, government and other grants and funding, and revenue from mail-in test kits. The financialstatements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 - SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to the maximum allowed under Regulation CF. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to the legal maximum. The Crowdfunded Offering is being made through MicroVentures Inc. It will be entitled to receive a 5 percent commission fee and 2 percent of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through March 5, 2021, the date the financial statements wereavailable to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Company Summary





Company: Million Marker

Market: Health and Wellness

Product: Mail-in chemical exposure test and lifestyle optimization program

Company Highlights

- Graduated from Y Combinator's Spring 2019 Cohort
- Partnership agreement with the University of California, San Francisco and support from Stanford University School of Medicine and Johns Hopkins School of Public Health
- MOU with Parley for the Oceans (international ocean conservation NGO) and contract with The Community (Publicis Groupe) to launch a plastic awareness campaign in Summer 2021
- Provides mail-in test kits to measure personal exposure of potentially harmful environmental chemicals

EXECUTIVE SNAPSHOT

What if we could end chronic disease and improve fertility? What if we could effectively detox our lives? Everyday environmental exposures may exacerbate the risk of developing a chronic disease to a greater degree than genetics alone.[i] What if there is an easy way to track and reduce these chemical exposures? Million Marker utilizes chemical metabolites and personal exposure analysis to allow individuals to measure and track their own exposure to toxic environmental chemicals. Our vision is to discover over a million biomarkers of exposure. We believe these "Million Markers" will inform and improve individual health and advance precision medicine. We aim to achieve this goal by selling direct-to-consumer testing kits, building the world's most comprehensive chemical metabolite database, and conducting research studies using our laboratory and technological platforms. As part of Y-Combinator's Spring 2019 cohort, Million Marker is raising more capital to purchase new laboratory equipment and hire additional chemists and researchers to scale its testing capabilities and reduce consumer costs.

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are inclusive of lower dollar amount perks.

$500+ — An "I Learned What's Inside" organic cotton T-shirt or Million Marker organic cotton reusable mask

$1,000+ — A Million Marker Detox Starter Kit. The Detox starter kit can be a personal care detox kit or a household product detox kit.

$5,000+ — One testing kit and a Million Marker lifestyle audit.

$10,000+ — Two testing kits, intended to use before and after lifestyle improvements to track progress and confirm intervention success, and an "Ask Me Anything" with the Million Marker team.



In addition to the above perks, investors that purchase the first 200,000 Crowd Notes, and thereby fund the first $200,000, will receive Crowd Notes with a conversion provision based on a $9 million valuation cap instead of a $10 million valuation cap. That means, in connection with equity financing of at least $1,000,000 (a “Qualified Equity Financing”), the company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price per unit paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $9 million valuation cap (instead of a $10 million valuation cap).

COMPANY SUMMARY

Opportunity

Although the risks of developing chronic diseases are attributed to both genetic and environmental factors, recent studies indicate that at least 70% of disease risks are likely due to environmental variables.[ii] This means we may be able to change our overall health by understanding how our environment affects us. Specifically, our reliance on plastic can pose numerous health issues. Plastic chemicals are everywhere, and we are exposed to them every day—by drinking from plastic water bottles, eating fish that were exposed to oceanic plastic, and using certain everyday products, just to name a few sources.[iii] Plastic chemicals, such as bisphenol A (BPA) and phthalates, are potentially toxic chemicals present in these sources that can affect our health.[iv]



Exposome
Environment
Products/chemicals
Air, noise
Water
Lifestyle
Diet
Physical Activity
Sleep
Stress
zzZ
Gene Environment Interaction
Genome
Your Health



It's estimated that more than 90% of Americans have some level of bisphenol A (BPA) in our system right now.[v] While some medical experts claim BPA is safe at low levels, the Food and Drug Administration (FDA) expressed "some concern" about the potential effects of BPA on the brain, behavior, and prostate glands in fetuses, infants, and young children.[vi] In fact, BPA may harm people at doses 20,000 times lower than what the FDA says is safe, according to a paper published in 2020.[vii] Phthalates, another chemical used in consumer and building products, are linked to female fertility issues, birth complications, toddler behavior, and can cause irreversible effects on male reproduction.[viii]

Many products claim to "detox" your body. But Million Marker is aiming to diminish and eliminate the potential negative lifetime effects of harmful chemicals in our environment by testing personal exposure of these chemicals and suggesting lifestyle changes. Through at-home, direct-to-consumer testing, Million Marker can test your personal exposure to harmful chemicals. Currently, the company offers a BPA and Phthalates Test Kit and plans to scale its laboratory testing capabilities to offer additional chemical testing kits and biomatrix sampling methods. Because chemicals like BPA and phthalates are found in everyday plastics and personal care products, Million Marker will also provide and sell environmentally-friendly products and safe cosmetics to users as a solution to reduce toxic chemical exposures. The Company anticipates this will generate additional revenue in addition to the testing.

Product

Hormones are responsible for, or contribute to, fertility, normal growth in fetuses and children, body weight, and overall health. BPA and phthalates are known to be hormone-disrupting chemicals. This means that they can alter the normal hormone systems in humans. While BPA acts to mimic estrogen, phthalates block testosterone.

Million Marker's direct-to-consumer testing kit and technological platform are fundamental to our goal of discovering a million biomarkers and providing personalized wellness suggestions to our customers. The current testing kit available for online purchase tests for bisphenol A (BPA) and phthalates in urine samples. Once the sample is tested, customers receive a personalized report based on their exposure to BPA and Phthalates with wellness suggestions to limit exposure to these chemicals. Customers can then purchase additional kits to track their progress and regularly monitor their BPA and phthalates exposure.

How it Works



See if it worked
Retest
STEP 6
Change
Implement our recommended changes to reduce your exposure
STEP 1
Journal
Log your exposures in the Million Marker app
STEP 2
Pee
Collect your urine sample using our kit and complete a survey
STEP 3
Ship
Mail us the sample or schedule a pick-up
STEP 4
Test
Our lab processes the sample
million marker
STEP 5
Report
Access your personalized exposure report through our secure portal
STEP 6
Yay!
Great news! Your exposure levels are very low. Keep up the good work.
Track
Monitor your exposures regularly



Testing Kit and Results

The testing kit comes with all the materials you need to collect the sample and a set of instructions to make the process simple and easy. When you receive your kit, you document your diet and product use through Million Marker's app before sample collection. Once a sample has been shipped, it takes about four to eight weeks until you receive your personalized report, which consists of your personal exposure levels and how you compare to Million Marker users and the general population. The results also come with lifestyle suggestions to decrease exposure to BPA and phthalates, personalized to each consumer's biomarker levels and lifestyle survey.

Remainder of Page Intentionally Left Blank





million
marker

Million Marker's mail-in urine test kit for BPA and phthalates

Artificial Intelligence (AI)-Based Analysis

Million Marker's goal is to create the most comprehensive database on human exposome and metabolic profiles. To do this, we are building a database powered by artificial intelligence (AI). The Million Marker team expects the AI-powered exposure analysis and biomarker discovery platform to enable and advance precision medicine. The platform is being built to streamline the physical review process and allow for increased testing analysis capacity.



million marker
AI-Powered Exposure Analysis and Biomarkers Discovery Platform
Engage
Advise
Exposure Database
Human in the Loop
DIGITAL REVIEW
Personalized Report
Recognize
Extract
Product / Ingredient Database
Product & Ingredient Classificartion
Privacy Shield
Describe
Comprehend
Structured Answers
Compute
Biomarker Model / Discovery
Biomarker/ Metabolomic Database
PHYSICAL REVIEW
Ship
Analyze

Use of Proceeds

If Million Marker reaches its minimum raise amount of $25,000, it intends to use 60% of the proceeds on product development, 35% on advertising, and 5% for intermediary fees. If it successfully raises the maximum amount of $1,070,000, a majority of the proceeds will be used to acquire new equipment and hire additional analysts.


Minimum (25,000)
5%
35%
60%
Intermediary Fees
Advertising
Product Development


Maximum ($1,070,000)
5%
5%
12%
40%
30%
8%
Intermediary Fees
Advertising
Product Development
Equipment
Rent and Utilities
Hiring Staff

- Intermediary Fees: $1,250
- Advertising: $8,750
- Product Development: $15,000

- Intermediary Fees: $53,500
- Advertising: $49,220
- Product Development: $132,680
- Equipment: $321,000
- Rent and Utilities: $85,600
- Hiring Staff: $428,000

Intermediary Fees
Fees associated with this raise

Advertising
Advertising the presence of plastics in our life and the BPA/Phthalates test kit.

Product Development
Developing new mail-in test kits for other chemicals and metabolic sampling methods. See product roadmap below.

Equipment
Acquiring laboratory equipment to build

Rent and Utilities
Overhead costs for office and laboratory space

Hiring Staff
Hiring full-time staff, including an analytical chemist and research scientist

Product Roadmap



Million Marker intends to grow its biomarker database by studying more chemical metabolites and introducing new testing panels and biomatrices to sample. Million Marker anticipates rolling out the following new testing and biomatrices sampling in the next two years:

Chemical Panel Expansion

- **Pesticides exposure from food:** Organophosphate pesticides (OPs) are used in commercial agriculture and home gardens to control pests on crops. They are also known to be found in flea and tick treatments for domesticated pets. OPs have possible health concerns including affecting the nervous system and causing harm to the developing fetus.[ix]
- **Air pollution biomarkers:** Polycyclic hydrocarbons (PAHs) are found in charred food, coal, crude oil, and gasoline. When burned, PAHs can pass into the body through the air or skin contact with the fumes. PAHs are considered cancer-causing chemicals and large levels of exposure are linked to cause blood and liver abnormalities.[x]
- **Chemicals in non-stick products:** Perfluorooctanoic acids (PFOAs) cause a frictionless surface, which makes them a common ingredient in non-stick pans. These chemicals are known to stay in the body for very long periods of time (known as "forever chemicals") and are reportedly in almost everyone at very low levels. PFOAs may cause certain types of cancer in humans and have been linked to causing tumors within animals.[xi]
- **Chemicals in home remodeling materials:** Volatile organic compounds (VOCs) are emitted into the air from certain materials and activities often found in the home. Painting, caulking, and flooring are common home remodeling activities that can cause various compounds to be released into the air and inhaled. According to the American Lung Association, VOCs can affect the nervous system and some can cause cancer.[xii]
- **Chemicals in carpets and mattresses***:* Polybrominated diphenyl esters (PBDEs) are flame retardants used in products like furniture foam padding and rugs. Humans can come into contact with PBDEs directly in their home or by eating contaminated food like fatty fish that have been discovered to contain PBDEs.[xiii] The health effects of PBDEs in humans have been correlated with adverse neuro-developmental- and reproductive effects in humans,[xiv] and animal studies have shown they can cause thyroid, liver, and brain damage.[xv]

Biomatrix Expansion

- **Breast milk:** We plan to test options to include breast milk. This test can measure qualities such as levels of calories, antibodies, and enzymes, as well as possible toxins like BPA and PBDEs. Breast milk composition varies from mother to mother. Factors that influence differences include lifestyle habits and exposure to certain chemicals that may differ within urban, suburban, and rural areas.[xvi]
- **Hair:** Testing hair samples for minerals and toxic chemicals gives a long-term perspective (~3 months) of a person's exposure to their environment. Conducting a time series analysis can give a more accurate reading on a person's general health over a longer period of time compared to a blood or urine test.[xvii]
- **Blood Spots:** Blood testing can reveal metabolites at low levels.[xviii] Million Marker aims to provide metabolite testing using dried blood spot (DPS) cards, which can be done at home and mailed in just like the urine test kit.



Business Model

Million Marker generates revenue from selling direct-to-consumer BPA and phthalates test kits and cross-sells environmentally friendly products and safe cosmetics. Its D2C model also allows the company to grow its biobank in the hopes of proving the efficacy of its testing capabilities to government and private research institutions. Currently, Million Marker uses a laboratory at the University of California, San Francisco (UCSF) to carry out its tests. Through this partnership with UCSF, Million Marker pays variable costs per test, which is why it's seeking funding to build its own laboratory to bring down costs through economies of scale. Also, Million Marker intends to apply for research funding and grants from government and private research institutions as it scales its biobank and testing capabilities.

D2C Testing: The BPA and phthalates test kit is delivered right to the consumer's door and comes with a pre-packaged return shipping label. Results are usually delivered within four to eight weeks via a secure data portal. Consumers have the option to re-test as many times as they want to regularly monitor exposure to BPA and phthalates. Million Marker aims to reduce the test kit cost after building its own lab from the proceeds of this raise. The kit currently sells for $499. Million Marker anticipates bringing down the cost of its test kit (~$200) as it scales and builds its own laboratory.

Cross-selling: Million Marker's mission to provide wellness guidance to consumers goes beyond testing for BPA and phthalate levels within consumers. On its website, Million Marker has approved a variety of products and cosmetics that are free from chemicals like BPA, phthalates, parabens, sulfates, and other toxic chemicals. These "Million Marker Approved Products" include shampoos and conditioners, soaps, deodorants, lip balms, food storage, water bottles, cleaning supplies, kitchen items, and more.

Research Funding: As the Million Marker biobank and laboratory capabilities grow, the company intends to apply for both public and private research funding. Funding applications require a proof of concept from the research or organization applying, and Million Marker aims to grow its biobank and laboratory testing capacity to be competitive throughout the funding application process. The NIH, one of the many organizations that provides biomedical research funding, invested more than $32 billion last year through research grants and contracts.[xix]

USER TRACTION

Million Marker graduated from Y Combinator, in the famed accelerator's Spring 2019 batch. The Silicon Valley-based accelerator has an early-stage portfolio that includes the likes of many notable tech companies, including:[xx]

- Stripe, Airbnb, DoorDash, Coinbase, Dropbox, Flexport, GitLab, Reddit, Brex, and Cruise[xxi]





To drive sales of its at-home testing kit, Million Marker has partnered with a global advertising agency, the Community, to work on an ocean plastic campaign to raise awareness about microplastics in the ocean. The campaign will test over 100 social media influencers and recruits using the Million Marker BPA and phthalates Test Kit. The Community has worked with some of the largest brands, including Verizon, Corona Extra, Google, Coca Cola, Oreo, Kroger, and Dunkin'.[xxii]



In September, Million Marker applied for small business innovation research (SBIR) funding from the National Institutes of Health. The SBIR research is titled "Personalized Mobile Intervention to Reduce Exposure to Endocrine Disrupting Chemicals in Women of Child-Bearing Age and their Partners." To carry out this research project, which the company hopes to be one of future funding opportunities, Million Marker anticipates using its laboratory testing capabilities with support from third-party institutions and companies. Million Marker has signed letters of intent with the University of Washington's School of Public Health and the Stanford University School of Medicine's Department of Genetics to support its research efforts. Companies including Hugh & Grace, Breast Cancer Over Time, and Clinica de Salud del Valle Salinas (CSVS) have also committed to support the SBIR research. Million Marker has also collaborated with Thyrve, Eggwhisperer, and Enviornmental Health News to raise awareness about the effects of harmful environmental exposures.











MicroVentures



Beyond Million Marker's SBIR research funding, the team is conducting another study and scoring system for plastic biomarkers titled "Development of PASS (Plastic Accumulation Scoring System)—A New Way to Reduce Plastic Exposures and Improve Health." The PASS study aims to develop an integrative framework for scoring internal and external plastic exposures and pilot test the scoring system using Million Marker's existing customer data and national biomonitoring data from the National Health and Nutrition Examination Survey. PASS will also update Million Marker's existing app and AI data pipeline. Along with Million Marker's partnership with The Community, Parley committed to running a plastic awareness campaign. Parley is an ocean conservation NGO. A member of the John Hopkins School of Public Health who has collaborated on numerous NIH and NSF-funded projects has committed to collaborate with Million Marker on the PASS study.





Million Marker currently partners with the University of California, San Francisco, which provides the laboratory space needed to conduct metabolomics testing. With the proceeds of this raise, Million Marker aims to supplement testing at UCSF's laboratory with its own equipment.





Million Marker has partnered with Natalist, which informs and empowers women during the family-starting by educating and offering resources to its customers. Natalist agreed to provide study participants for Million Marker's SBIR research and collaborate in future studies.

HISTORICAL FINANCIALS

Million Marker was founded in May 2019 and has generated $47,580 in revenue through December 2020. A majority of its revenue ($31,700) was generated in August 2019 from a collaborative research project with The Community. $15,880 of revenue was generated from individual sales of Million Marker's mail-in test kits.



Since inception, the company has incurred just over $340,000 in costs, largely associated to contracted work relationships, salaries and wages, cost of goods sold (COGS), and laboratory testing and supplies. In December 2019, Million Marker's monthly expenses reached its highest monthly total since inception, totaling $32,854. Salaries and wage expenses represented approximately 75 percent of total expenses in the month. The month-over-month expense fluctuations are attributable to changes in expenses relating to contractor and salaries and wages.



In 2019, contractor costs accounted for ~30% of total expenses and salaries and wages accounted for 42.7% of total expenses. Laboratory and testing supplies accounted for 10.8% of total expenses, which was the third greatest expense for the year.

The expense breakdown in 2020 was similar to that in 2019—contractor costs and salaries and wage expenses represented ~36% and 47.2% of total expenses, respectively. Laboratory and testing supply expenses dropped in 2020 to approximately 4%% of total expenses for the year.







Million Marker's net income since inception has fluctuated, however the company believes it can positively benefit from its recent partnership with Parley and letters of support from Johns Hopkins, the University of Washington, and Stanford University. In August 2019, Million Marker recorded positive net income of $7,849, largely from its research project with The Community, which generated $31,700 of revenue. From January to August 2020, Million Marker's average monthly cash burn was $10,360. The company's cash balance at the end of December 2020 was $124,319.





Monthly Net Income Since Inception (May 2019 - December 2020)
$10,000
$5,000
$0
-$5,000
-$10,000
-$15,000
-$20,000
-$25,000
-$30,000
-$35,000
-$40,000
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20

INDUSTRY AND MARKET ANALYSIS

Health and Wellness

The health and wellness market encompasses all aspects improving a person's health. From gym memberships, diet plans, beauty products, to digital apps and personalized medicine, the global wellness market was valued at $4.5 trillion in 2018 and 5.3% of total global economic output. Of the various market sectors, preventive and personalized medicine and public health accounted for $575 billion of the total market.[xxiii] As we are living in an era of customization, consumers are demanding more than just information about their health. Personalized wellness is veering from the traditional "one-size-fits-all" approach, which has created high exit potential for startups that can provide a personalized approach to healthcare if they can cross two key entry barriers—support from providers and high costs of laboratory equipment.[xxiv] Through this raise, Million Marker intends to purchase laboratory equipment to bring down the unit economic costs of its kits, which is vital for providers who wish to recommend the test kit to patients.

In an era where consumers can personalize every aspect of their life, health and wellness should be no different. Personalized nutrition, for example, can have positive health effects, since the gut microbiome can be as much as 90% different from other individuals. The increasing use of wearable devices such as the FitBit and Apple Watch can provide personalized health reports for each individual. Direct-to-consumer testing has also increased in popularity as it provides the personalization that consumers look for in a simple business model.[xxv]

Laboratory Services Market



Million Marker is also a competitor in the laboratory services market. In 2018, the global laboratory services market was valued at $212 billion[xxvi] and is expected to grow to $326 billion 2025, representing a 6.4% compounded annual growth rate (CAGR).[xxvii] Segmented by test type and in order of revenue outlook, the market segments include clinical chemistry, human and tumor genetics, medical microbiology and cytology, and esoteric testing. Million Marker competes in the clinical chemistry segment, which tests urine, plasma, serum, and other bodily fluid samples. This segment has accounted for the major revenue share in the broader market and is largely driven by physician testing.[xxviii] Million Marker is aiming to capture market share driven by direct to consumer testing.

From 2009 to 2019, the laboratory services industry has experienced the following venture capital milestones:[xxix]

- Capital invested totaling over $10.5 billion across 1,500+ deals in the previous 11-year period.
- Since 2015, venture capital firms have collectively invested over $1 billion each year.
- Over the past three full years, total capital invested averaged $1.54 billion, over $500 million greater than the 11-year average.
- Total capital invested peaked in 2017 at $1.82 billion across 209 deals.



COMPETITORS

True Health Labs: Founded in 2011, True Health Labs is a direct access testing company that allows individuals to order testing kits directly to their home. True Health partners with laboratories throughout the U.S., Canada, and Europe to carry-out testing for immune disorders, thyroid issues, lyme disease, blood sugar levels, and chemical toxicity levels from urine, hair, stool, and saliva samples. After receiving results, customers can have one of True Health's doctors explain the test results for $129. True Health currently sells a BPA, Phthalates and Parabens combo test for $659 to U.S., Canada, and European residents.

EverlyWell: Founded in 2015, EverlyWell offers over 30 at-home test kits for general wellness, energy, weight, and sexual health. The company claims that it has tested over a half million people since inception[xxx] and uses its network of CLIA-certified laboratories to conduct the tests. A customer purchases a test kit, collects a blood,



urine, stool, or hair sample, ships the test to the company, and receives the test results along with options to living a healthier life. Out of its 30+ test-kit options, the company currently does not sell a BPA test kit. EverlyWell has reportedly generated tens of millions of dollars in annual sales, which have grown by over 300% from 2018 to 2019.[xxxi] EverlyWell raised $50 million in its most recent round in 2019 led by Goodwater Capital. The proceeds from the raise will be used to expand its platform to meet customer demand, since the company has recently partnered with Target and will offer test-kits in over 1,600 national stores.[xxxii]

Walk-In Lab: Founded in 2009, Walk-In Lab provides at-home test kits and in-person testing for nutrition monitoring, specific organ health, allergies, various disorders and diagnostics, hormone health, and toxic chemical exposure, among others. Walk-In Lab's biomatrix sampling include blood spots, urine, saliva, stool, breath, and hair. Its at-home test kits are limited compared to its broad testing categories due to sampling methods, and they test for allergies, hormone levels, digestive health, nutrition, and exposure analysis, among others. Its exposure test kits analyze toxic chemical presence in the body, particularly toxic metals. Walk-In Lab does not currently sell a testing for BPA exposure.

Privepath Diagnostics: Doing business as Lets Get Checked, the company offers a variety of at-home testing kits covering sexual health, men's health, women's health, and general wellness. Its general wellness tests examine organ function, including kidney, liver, colon, heart, and thyroid health, and vitamin deficiencies like iron, omega, and vitamin D. The company doesn't test for BPA or phthalates. Lets Get Checked also recently rolled out an at-home COVID-19 test for individuals and businesses. Customers have the option to purchase one-time tests starting at $49 or subscribe to recurring tests every three months at a 30% discount to the one-time purchase price.

EXECUTIVE TEAM



Jenna Hua, RD, MPH, PhD, Founder and CEO: Jenna's extensive experience as an academic and health advocate led to her founding Million Marker in 2019, shortly after completing a Postdoctoral Fellowship with Stanford University's School of Medicine. Throughout her career in academia, Jenna has researched and published numerous studies that largely focused on citizens science, general health, and the impact of food consumption on a person's well-being. In one of her most recent publications, Jenna used machine learning to identify people based on food consumed in order to offer healthier food options.[xxxiii] She also published another report that studied the arsenic exposure and risks of eating rice within adolescents in Kunming, China.[xxxiv] Jenna has been a Project Manager for UNC's Carolina Population Center, a Graduate Instructor and Research Assistant at UC Berkeley, and a Project Manager at UCLA's Center for Population Research. She was also a US Fulbright Fellow at the Institute of International Education in Kunming, China. Jenna holds a BS in Nutrition and an MPH and PhD in Environmental Health Sciences from UC Berkeley.





Larry Riliskis, PhD, CTO: Larry is a seasoned technologist and entrepreneur who brings over 10 years of experience to Million Marker. Aside from his position at Million Marker, Larry is the director of engineering at BehavioSec, a behavioral biometrics company. He also serves as an expert advisor for the European Commission, an independent governmental organization that prepares legislation for the Council and Parliament. In 2018, Larry founded Victor AI, an AI-powered compliance officer to assist companies by automating regulatory compliance. The company was part of the Spring 2019 cohort in Lex Lab's accelerator program.[xxxv] Larry also founded Harmony.ai, a SaaS data privacy company that automates workflows and enables compliance for GDPR and other regulations. Larry holds an MS in computer science and a Ph.D. in computer networking from the Luleå University of Technology. He was also a postdoctoral fellow in computer science at Stanford University.



Johanna Rochester, PhD, Chief Scientist Officer: Jo has spent the last decade studying how environmental stressors affect hormones and health. She was on the front lines of endocrine disruption research, especially in relation to human exposures and health effects. She has published several scoping and systematic reviews, including a pivotal one on BPA and human health. This review has been cited over 1,000 times, greatly furthering epidemiological BPA research, and was used as the basis for regulation of BPA under California's Proposition 65. Jo holds an MS and PhD from the University of California, Davis, and did her postdoctoral research at the University of Colorado, Boulder. She then worked at TEDX, The Endocrine Disruption Exchange, the foremost non-profit in endocrine disruption research and science translation.

PAST FINANCING

Million Marker issued $250,000 in Simple Agreement for Future Equity (SAFE) notes in 2019. $150,000 of SAFEs were issued to Y-Combinator in May 2019, and $100,000 of SAFEs with an $8 million valuation cap were issued to a private investor in August 2019.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $250,000
Valuation Cap: $10 million or $9 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $10 million or $9 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

TechCrunch: All 84 Startups From Y-Combinator's S19 Demo Day 1

RISKS

Investment Risk



An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,



- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4841276/

ii https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4841276/

iii https://serc.carleton.edu/NAGTWorkshops/health/case_studies/plastics.html

iv https://health.westchestergov.com/bisphenol-a-and-phthalates

v https://www.webmd.com/children/bpa#1

vi https://www.webmd.com/children/bpa#1

vii https://www.ehn.org/bpa-effects-on-human-health-2646417888.html

viii https://www.ecocenter.org/healthy-stuff/reports/vinyl-floor-tiles/flooring_phthalate_hazards

ix https://biomonitoring.ca.gov/chemicals/organophosphate-pesticides

x https://www.epa.gov/sites/production/files/2014-03/documents/pahs_factsheet_cdc_2013.pdf

xi https://www.cancer.org/cancer/cancer-causes/teflon-and-perfluorooctanoic-acid-pfoa.html

xii https://www.lung.org/clean-air/at-home/indoor-air-pollutants/volatile-organic-compounds

xiii https://www.cdc.gov/biomonitoring/PBDEs_FactSheet.html

xiv https://www.sciencedirect.com/science/article/pii/S0160412010002503

xv https://www.cdc.gov/biomonitoring/PBDEs_FactSheet.html

xvi https://www.scientificamerican.com/article/earth-talks-breast-feeding/

xvii https://canaltlabs.com/hairmineralanalysis

xviii https://www.oatext.com/application-of-dried-blood-spot-for-analysis-of-low-molecular-weight-fraction-metabolome-of-blood.php#gsc.tab=0

xix https://www.nih.gov/grants-funding

xx https://www.ycombinator.com/topcompanies

xxi https://www.ycombinator.com/topcompanies

xxii https://www.thecommunityagency.com/en-us/work

xxiii https://globalwellnessinstitute.org/press-room/statistics-and-facts/

xxiv https://www.forbes.com/sites/columbiabusinessschool/2019/08/28/the-rise-of-dtc-precision-health/#5d4069f66f6a

xxv https://insights.ovid.com/nutrition-today/nutod/2019/07/000/personalized-wellness-past-future/11/00017285

xxvi https://www.grandviewresearch.com/industry-analysis/clinical-laboratory-services-market

xxvii https://www.grandviewresearch.com/press-release/global-clinical-laboratory-services-market

xxviii https://www.grandviewresearch.com/industry-analysis/clinical-laboratory-services-market

xxix Pitchbook Data, Downloaded August 17, 2020

xxx https://www.everlywell.com/science/

xxxi https://news.crunchbase.com/news/female-founded-digital-lab-startup-everlywell-raises-50m/

xxxii https://venturebeat.com/2019/04/16/everlywell-raises-50-million-for-at-home-medical-tests/

xxxiii https://link.springer.com/chapter/10.1007/978-3-030-39512-4_30

xxxiv https://pubmed.ncbi.nlm.nih.gov/30297612/

xxxv http://lexlab.uchastings.edu/accelerator

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Million Marker Wellness, Inc.
1710 Arlington Blvd.
El Cerrito, CA 94530

Ladies and Gentlemen:

The undersigned understands that Million Marker Wellness, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated March 12, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on June 7, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank Trust (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1710 Arlington Blvd. El Cerrito , CA 94530 E-mail: jenna@millionmarker.com Attention: CEO
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Million Marker Wellness, Inc.
By_____ Name: Title:

Crowd Notes

Million Marker Wellness, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Million Marker Wellness Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $10 million.

The "**Offering Deadline**" is June 7, 2021.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

  m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign

4

or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State in which the Company's executive office is located at the time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Million Marker Wellness, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Million Marker Wellness Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $9 million.

The "**Offering Deadline**" is June 7, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

     iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

     iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign

4

or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State in which the Company's executive office is located at the time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



Million Marker

The effect of your environment on your health, **measured.**

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



"Genetics loads the gun, but the environment pulls the trigger."[1]
-Dr. Judith Stern

Recent studies indicate that at least 70% of disease risks are likely due to environmental variables.[2]

Precision medicine should be genes + environment.

Your Health



Genes
30%

Environment
"Exposome"
70%



Problem:

Lack of personalized tools to measure the environmental impact on our health

Solution:

Building the "23andMe" for environmental exposures (exposome)

Exposome

Environment
- Products/chemicals
- Air, noise
- Water

Lifestyle
- Diet
- Physical Activity
- Sleep
- Stress

Gene Environment Interaction

Genome

Your Health

How It Works



million marker

1. Exposure survey
2. Urine collection
3. Ship
4. Test
5. Report
6. Change, retest, and monitor



STEP 1
Journal

Log your exposures in the Million Marker app

STEP 2
Pee

Collect your urine sample using our kit and complete a survey

STEP 3
Ship

Mail us the sample or schedule a pick-up

STEP 4
Test

Our lab processes the sample

million marker

STEP 5
Report

Access your personalized exposure report through our secure portal

▸ Coaching
▸ Product Recommendations
▸ Environmental Education

STEP 6
Change

Implement our recommended changes to reduce your exposure

See if it worked

Retest ←

Track ←

Monitor your exposures regularly

STEP 6
Yay!



Great news! Your exposure levels are very low. Keep up the good work.

How It Works

Individual lifestyle and exposure data will be used to create the Million Marker Exposome Platform.



Sample and exposure data collection

Sample storage and exposure database building

- Lifestyle Behavior and Product Recommendations
- Novel Biomarkers
- Improved Health

- Exposure Science Research & Translation
- AI Tools

million marker



We are building a dynamic feedback platform.

The output could be used for improving health of individuals, purchasing safer products, research, and safer environmental policies.

Expected revenue streams:

- Subscription service
- Industry partnerships
- Research grants
- Government contracts



Exposure Data Collection



Engaged Million Marker Community



Exposome Platform



Exposure Data Integration and Analysis



Lifestyle Product Information & Recommendation Engine



First Product:
Plastic Exposure Test Kit

- Chemicals in everyday plastics:[3]
  - BPA and Phthalates

- Exposures are linked to[4]
  - Fertility issues in men and women
  - Learning delays in kids
  - Breast cancer & diabetes







First Market: Potential and Expecting Parents

Potential and expecting parents are especially concerned about their own fertility and health status and the health of their future children.



~3.8M
Births (2019)
in the U.S.[5]



$411M
Fertility test
& treatment
(2018)[6]

The preconception, pregnancy and postpartum market
$200/test* x 3 tests/family x 2M planned births

$1.2B estimated annual market
* Million Marker aims to reduce its mail-in test kit cost to $200 per test



Other Markets

- Quantified self, biohackers, high performance athletes, detox and wellness
- Employee wellness programs
- Research grants
- Government contracts
- Product sales (affiliate accounts and white-labeled products)



Go-to-Market Strategies

Serving these segments simultaneously could potentially drive the markets, increase revenue, and propel the science.

Centralized platform for exposome

Affordable testing
Population-based sampling
User engagement

Academic: access to new research and real-world data

Credibility
IP sharing
Data aggregation

Government: access to public health resources

Standard setting
Data aggregation

Startup/industry: cross-selling, research and integration

Brand awareness
Data integration

NĀTALIST

We are building an ecosystem

Coaching



million marker

BPA and Phthalates Test Results
Prepared for: Jimmy
Sample collection date: July 28th, 2019
Report date: September 18th, 2019

BPA and Phthalates Test Results

Thank you for being an early adopter of Million Marker! This is a snapshot of your results. More information and recommendations can be found in the detailed report.

Chemical	Common Sources	Your level	Our recommendations
BPA: used to make hard clear plastics	• Canned food • Cash receipts • Clear, shatterproof plastic containers • Plastic utensils	3.29 ug/g Below MM average	• Eat less packaged food and snacks • Use glass or ceramic containers to store food • Wash hands after handling receipts or get electronic receipts
Phthalates (low molecular weight): used as a scent stabilizers in fragrances, in nail polish to minimize chipping, and enteric coating of supplements	• Personal care products (shampoo, soap, nail polish,) • Cleaning supplies • Fragrance • Supplements	57.9 ug/g Above MM average Within the Medium range of national average	• Pete's is a good product • Cetaphil did not seem to contain any phthalates, but might contain other hormone-disrupting chemicals • Keep up the good work of not using fragrances or any strongly-smelled products
Phthalates (high molecular weight): used to make soft and more flexible plastics	• Plastic packaging film and sheets • Vinyl flooring • Plastic clothing • Shower curtains • Automotive plastics • Children's toys	18.3 ug/g Below MM average Within the Medium of national average	As a reminder, • Eat out less • Phthalates come out of products and collect in dust, you should wash your hands often, especially before preparing or eating food and lean your floors regularly, using a web mop or HEPA vacuum if possible, and use a damp cloth to dust.

Remember BPA and phthalates have no business to be in your body, and you want to reduce your exposure as much as possible!

Please let us know if you have any questions and feedback!

Information provided in this report is for educational purposes only and is not intended to diagnose or treat any health conditions.

millionmarker.com

Report interpretation
Lifestyle behavior change

Product recommendations


Million Marker
Verified Product

Safe product vetting
Affiliated accounts
White-labeled products

Environmental education


million marker
Male Fertility
Understanding your reproductive health
Sperm count: what does it mean for fertility?
Over the last 40 years, male sperm counts have gone down, and fast! This is a worldwide phenomenon.
1973
2011
38 years
338 sperm/ ejaculation
138 sperm/ ejaculation
Low Count → Low Fertility
Fewer sperm are available to find and fertilize the egg.
The cause? Toxic chemicals
Along with poor lifestyle habits including stress and lack of sleep and exercise, toxic chemical exposure may be a preventable cause of poor male fertility.
plastic bottles
food packaging
cosmetics
Who struggles from low fertility?
Fertility problems in men are more common than you might think.
20 to 30% of men can be classified as having "low fertility."
10% to 15% of men might require fertility treatments.
Simple ways to optimize fertility
Test your toxic chemical exposure with the Million Marker kit.
Avoid the following:
Processed foods
Plastics numbered 3, 7
Paper receipts (contain BPA)
Items that list ingredient "fragrance"
Capsule vitamins

Environmental awareness
User engagement
More sales of tests and products

million marker



Business logic

We anticipate network effects and expanding our database will drive long term value for customers and enable additional revenue streams.



1
Cost-efficient panel +
scientific expertise
Barrier to entry
2
Targeted &
untargeted Testing
Scalable
IP generation
3
Data interpretation +
actionable results
Meets the need
4
Data collection +
integration
Value grows with scale





million marker



Our competitive edge

Combination of a unique product, an exciting opportunity, and experienced technical leadership.

Scientific Expertise

Team has expertise in environmental health sciences, analytical chemistry, and software engineering.

Personalized Wellness

We offer personalized information and actionable insights.

Unique Panel Design and Business Model

Information that is interesting, difficult to obtain, and actionable. We anticipate serving three markets simultaneously.



Our vision: Discover over a Million Markers to inform and improve individual health

- Build the most comprehensive database on human environmental exposures and metabolic profiles
- Crowdsource biomonitoring
- Data integration
  - Genetic data (GxE: gene-environment interaction)
  - External exposures (air pollution, lifestyle- diet, exercise, sleep, stress, etc.)

Product Roadmap



New biomarker discoveries

- New exposure biomarkers
- Nutrition biomarkers
- Health/disease biomarkers
- Electronic medical record (EMR)
- Self-report surveys
- Individual data sharing



Product Roadmap

Panel and biomatrices expansion

- Pesticides in food (OPs)
- Air pollution biomarker (PAHs)
- Chemicals in non-stick products (PFOAs)
- Chemicals in home remodeling materials (VOCs)
- Chemicals in carpets and mattresses (PBDEs)
- Biomatrices: breast milk spot, hair, blood spot

Anticipated Milestones

We are raising through Regulation CF to execute on these key objectives.

	Objective	Milestone
Year 1	• CLIA-certified lab • Unit economics • Credibility, IP • Marketing strategies	• Establish a CLIA-certified lab • Consolidate a panel of biomarkers for initial product offering • Research contracts (2-3) • Test and refine marketing strategies
Year 2	• Refine product • Product-market fit • FDA 510K	• Run 2,000 tests/month • Seek partnerships with personal care and household product companies, research institutions, and government agencies • Sell in New York, New Jersey, Maryland, and Rhode Island when regulations permit it
Year 3	• Scale offering • New product lines	• Expand availability and market penetration with increased advertising and tap into new markets

million marker



Staging

Launching first product in 2021 Q1.

2020		2021				2022				2022	
Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q3	Q4

R&D

- → Lab building
- → Panel consolidation
- → Lab CLIA certification
- → SBIR applications

Product Development

- → Research contracts
- → Marketing strategies
- → UI Design & Data Management Platform
- → Partnerships building (startups and research institutions)

Go-To-Market

- → Multi-channel Marketing and Sales
- → FDA 510K approval
- → Account Development
- → Partnerships (employee wellness programs and governmental organizations)

Scale

- → User Database Expansion
- → Account Development & Management
- → New partnerships/employee wellness programs

million marker

Our Partners

PARLEY



CO MM UNITY



UCSF
University of California
San Francisco

Further Support





eggwhisperer

thryve

JOHNS HOPKINS
BLOOMBERG SCHOOL
of PUBLIC HEALTH

Community-based support
BREAST CANCER OVER TIME
Community-based research







HUGH & GRACE

CLINICA de SALUD del VALLE de SALINAS
CSVS



W
UNIVERSITY of WASHINGTON



Environmental Health News

NĀTALIST

Stanford | MEDICINE

million marker

Team





Jenna Hua, RD, MPH, PhD
Founder, CEO
UC Berkeley, Stanford



Jo Rochester, PhD
Chief Scientist Officer
UC Davis, UC Boulder



Praveen Sharma
Design Associate
UW Madison

Jarod Grossman, PhD
Analytical Chemist
US EPA, Agilent



Laurynas Riliskis, PhD
Chief Technology Officer
Stanford



million marker

Advisors





Brenda Eskenazi
MA, PhD

Retired Brian and Jennifer Maxwell **Endowed Chair**, UC Berkeley School of Public Health

Director of Center for Environmental Research and Children's Health (CERCH)



Roy Gerona
PhD

Director, UCSF Clinical Toxicology & Environmental Biomonitoring Lab

Assistant Professor, UCSF Department of Obstetrics, Gynecology & Reproductive Sciences



Michael DiBartolomeis
PhD

Retired Director of Biomonitoring California

Former **Chief** of the Exposure Assessment Section, California Safe Cosmetics Program, Pesticide & Food Toxicology Program, and Occupational Lead Poisoning Prevention Program



Linda Giudice
MD, PhD, FACOG, FRCOG

Robert B. Jaffee MD Endowed Professor, UCSF Obstetrics, Gynecology and Reproductive Sciences

President of the American Society of Reproductive Medicine



Sources

1 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3684407/
2 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4841276/
3 https://serc.carleton.edu/NAGTWorkshops/health/case_studies/plastics.html
4 https://www.webmd.com/children/bpa#2
5 https://www.cdc.gov/nchs/fastats/births.htm
6 https://www.marketsandmarkets.com/Market-Reports/fertility-testing-devices-market-139945432.html

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

Video Transcript

2020 sucks. COVID, climate change, fires, and our new way of life have made this year feel out of control.

Like climate change, plastic pollution is a world-wide threat to ecosystems and our health. Chemicals used in plastic and everyday products can be toxic and are linked to chronic diseases.[i] [ii] In fact, environmental exposures can contribute more to disease than genetics do.[iii]

You can't change your genetics, but you *can* control your exposures!

Even the tiniest exposures can add up to big problems, with no way of knowing what exactly we are being exposed to.[iv]

Until now. We created Million Marker to identify toxic chemicals in your body and help stop chronic diseases before they start.

Our consumer-facing, mail-in testing kit identifies harmful chemical exposures and offers personalized recommendations for reducing them. Wouldn't you want to know what you're exposed to and take action?

So who can benefit from Million Marker? Everyone!

If you are starting a family, reducing exposures can promote fertility and IVF success, and protect your growing baby.[v] If you are concerned about health and fitness, lowering exposures can reduce diseases like obesity, diabetes, and heart disease.[vi]

We offer a science-backed way to detox your life.

We have already partnered with top-tier research institutions, advocacy agencies, and other innovative startups. But we need YOU!

With your help, we can establish our own lab and expand testing. We can develop our own line of toxic-free products to improve health. We can improve our database, mobile app, and research ability to increase revenue streams from private, government, and consumer sectors.

Our team of environmental health, chemistry, software, design, and big data experts are uniquely qualified to bring our visions to life.

Let's turn 2020 into something great- the year we empower everyone to make a change for their health and the world.

---

[i] https://health.westchestergov.com/bisphenol-a-and-phthalates
[ii] https://www.medicalnewstoday.com/articles/318422
[iii] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4841276/
[iv] https://www.washingtonpost.com/health/youre-literally-eating-microplastics-how-you-can-cut-down-exposure-to-them/2019/10/04/22ebdfb6-e17a-11e9-8dc8-498eabc129a0_story.html
[v] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6396757/
[vi] https://www.businessinsider.com/bpa-plastic-containers-bad-health-risks-obesity-heart-disease-diabetes-2019-2

Webinar Transcript

Brett Andrews:	Hey, everybody. This is Brett Andrews, with MicroVentures. Thank you all for joining us for the webinar today. Today we are going to be hearing from Million Marker, a company that utilizes chemical metabolites, and personal exposure analysis to allow individuals to measure, and track their own exposure to toxic environmental chemicals. We are joined today by their founder and CEO, Jenna Hua. Jenna's extensive experience as an academic and health advocate led to her founding Million Marker in 2019, shortly after completing a post-doctoral fellowship with Stanford University's School of Medicine. Throughout her career in academia, Jenna has researched and published numerous studies that largely focused on citizen science, general health, and the impact of food consumption on a person's well-being. In one of her most recent publications, Jenna used machine learning to identify people based on food consumed in order to offer a healthier food options. She also published another report that studied the arsenic exposure and risks of eating rice within adolescents in Kunming, China. Jenna has been a project manager for UNC's Carolina Population Center, a Graduate Instructor, and Research Assistant at UC, Berkeley, and a Project Manager at UCLA's Center for Population Research.
	She was also a U.S. Fulbright fellow at the Institute of International Education in Kunming, China. Jenna holds a B.S. in Nutrition, and an M.PH, and Ph.D. in Environmental Health Sciences, from UC, Berkeley. We are also joined by Million Marker's, Chief Technology Officer, Larry Riliskis. Larry, is a seasoned technologist and entrepreneur who brings over 10 years of experience to Million Marker. Aside from his position at Million Marker, Larry, is the Director of Engineering at BehavioSec, a behavioral biometrics company. He also serves as an expert advisor for the European Commission, an independent governmental organization that prepares legislation for the Council, and Parliament. In 2018, Larry founded VictorAi, an AI-powered compliance officer to assist companies by automating regulatory compliance. The company was part of the spring 2019 cohort in LEx Lab's Accelerator program. Larry, also founded Harmony.Ai, a SaaS data privacy company that automates workflows, and enables compliance for GDPR, and other regulations. Larry, holds an M.S. in Computer Science, and a Ph.D. in Computer Networking from Luleå University of Technology. He was also a postdoctoral fellow in computer science at Stanford University.
	Lastly, we are joined by their Chief Scientist Officer, Jo Rochester. Jo has spent the last decade studying how environmental stressors affect hormones and health. She was on the front lines of endocrine disruption research, especially in relation to human exposures and health effects. She has published several scoping and systematic reviews, including a pivotal one on BPA and human health. This review has been cited over 1,000 times, greatly furthering epidemiological BPA research, and it was used as the basis for regulation of BPA under California's Proposition 65. Jo holds an M.S. and Ph.D. from the University of California—Davis, and did her postdoctoral research at the University of Colorado—Boulder. She then worked at TEDx, the endocrine disruption exchange for the foremost nonprofit and endocrine disruption research, and science translation. How are you guys doing today?

Jenna Hua:	Thank you so much for having us, and wonderful introductions.
Larry Riliskis:	Thank you. It is great being here.
Brett Andrews:	Yeah. Introductions are credit to you. So, I appreciate you guys joining us as well. Real quick before we get started, just so that everybody understands the format for today, the Million Marker team's going to run through their pitch deck presentation. Hopefully you can see on your screens the Million Marker, the first slide of that pitch decks as the name of the company there, and so they're going to spend about 10 or 15 minutes going through the pitch deck, and during that time, we encourage you to send in questions. If you go over to your "Go To Webinar" control panel, you'll see a tab titled, "Questions." Feel free to submit those during the presentation. They won't interrupt the Million Marker team. They'll just go to me, and then we'll make it through the presentation, they'll kick it back to me, and we'll go through a Q&A. So, any questions that anybody has submitted, and any others that anyone else might have. With that, guys, I'll let you take it away, and introduce everyone to Million Marker.
Jenna Hua:	Thank you so much, Brett. I will start so everyone can see my screen showing the slides. So, we're Million Marker. We want to measure the effect of your environment on your health. Why we want to do this? There's the famous quote by Dr. Judith Stern, says, "Genetics loads the gun, but environment pulls the trigger." The reason is that your health is largely determinant by your environment rather than your genes. Your genes only determines about 30% of your disease risk, and your environment actually determines the rest of the 70. This is a novel concept called exposome, thinking about genome, and then there's to the exposome. The problem right now is that there is lack of personalized tools to allow us to actually measure the environment impact on our health. So what we want to do is to build a "23andMe" for environmental exposure, so we can personalize your exposures, and allow you to make changes. Remember that is that you can't change your genetics, but you can change your environment and optimize your health.
	So, how it works. You can buy our kit online, it's live, and download our app through the App Store or Android Google Play, so you take an exposure survey, you pee in a cup, you ship it to us, we'll get it tested and we'll send you a report back. This report or detailed your exposure, and how you compare with others, and what you can do to personalize your changes to minimize your exposure. Then we incorporate coaching product recommendations, and also environmental education so you can fully optimize, and fully personalize reducing your exposures. After that, you can make changes and then come back and test it again to see your progress, and to track your exposure over time. I'm going to pass to Larry, to talk about, in more details, about our back-end.
Larry Riliskis:	Hey. Larry, here with Million Marker and always what's really exciting for me, was rebuilding, is that typically, you would get your report results, and you have some nurse or doctor evaluating it and then giving you an answer of what it is

they founded. But we, with our platform is go beyond that. We answer, "Why?" So, why are we doing this environmental surveys? We are hear to answer the question, "Why your body has specific markers inside you?" and beyond that goal, we can tell you how you can mitigate this exposure in your life, in your family. You can now simply live healthier and more rewarding life. So, as a part of our service, we are connecting it, as Jenna, mentioned. Well, we are connecting your environment is what you touch, what you eat in the products you're using.

Because they're exposure levels inside you. So, it helps us to build a larger database and understanding where we can fully wager machine learning tools, artificial intelligence to advance not only exposure science, but also to advance the preventive medicine where we can help people to understand how the environment and products impact the everyday life, and how you can change your habit to have that better or healthier life. And if we go to next page… So beyond that, we are building this wonderful product, we also building the platform. So now imagine that you could have predictive suggestions on what products are good for your metabolism, what products are lesser good, and having this enormous amount of data, and correlations between the environment, and your levels of markers, we can build the type of platform where we can not only help the whole family, and individuals to do that, we can also provide subscription services to people.

We can also partner with industry, and an example would be that we can partner with government organizations that if we could determine regulations and guidelines on which levels can be harmful or allow products to know additionally, we can connect our data sets with research grants to advance knowledge and understanding about environment, and how it affects our bodies, and we are building our platform with strategy in mind. So people can be safe and secure, and share the data with larger research community as well as with government partners or others, so, thank you.

Jo Rochester: Yeah, I'll jump in here. This is Jo Rochester. So, our first product is a test for BPA and Phthalates. And these are chemicals that are present in everyday plastic products we use— food packaging, things like that— and they're also present in personal care and beauty products. We've actually expanded our test, so we're testing for BPS as well, which is another chemical similar to BPA, phthalates and parabens, which are chemicals also in personal product, and some other of these everyday toxic chemicals. Now, these chemicals, what they do is they're similar to hormones, so they can mess up our normal hormone system. And hormones are responsible for many, many systems in our body reproduction, metabolism, immune system, stress, sleep, appetite, almost any system you can think of in your body is regulated by hormones. So what happens is these chemicals are linked to chronic diseases and these include fertility issues in men and women, learning delays in kids, breast cancer, diabetes, even obesity, sexual dysfunction, prostate cancer, decline in sperm, and reproductive diseases. So, many, many diseases are linked to these chemicals. Next slide.

Our first market that we'd like to target are potential and expecting parents. And these are people that are especially concerned about their own fertility and health, and the health of their future children. So there are almost 4 million births per year in the US, and people spend over $400 million per year on fertility tests and treatments. With this market, and our test, which our target price will be about $200, three tests per family over the preconception, pregnancy and postpartum phases, and 2 million planned births per year. We estimate an $1.2 billion annual market. And then we'd like to expand into other markets and these include quantified self and bio-hacker markets, so people who want to keep control of their own health, high-performance athletes, the detox and wellness market. We also want to expand into employee wellness programs. As mentioned before, we have this huge bio-bank that we'll be building up, that we can use for research grants and government contracts, and then we'd also like to expand into product sales, including our own white labeled products and affiliate accounts, and these would be non-toxic personal care and household products.

Jenna Hua: I will take it back to tell you guys a little more about our go-to-market strategy and other aspects of the business. So, I think the beauty of our business is we can, with the platform built, we can actually serve multiple segments at the same time. Besides selling direct-to-consumer. We can also work with academic research and working with government. Simultaneously, as Jo also mentioned that we already have some brand affiliates we can integrate and also promote our products through cross selling with other innovative startups. And we'll mention later on that with our partnerships, we already have these relationships going.

Larry mentioned about our back end system, the platform, the database that we're building. On the customer front, we're also building an ecosystem. So, we're not just going to leave customer alone after they find out about their results, but we're building an ecosystem that incorporating coaching, product recommendation, as well as environmental education to empower customers and our users to actually make positive change. And this is also sort of mentioned in what Larry has said. Thinking about our business logic, that we wanted to create a cheaper affordable test before everyone could use. Right now, the test is not exactly affordable, and that's part of the fundraising is that so we can build our own lab. Once we have our own lab, we have a cheap enough test that's affordable for everyone. Then we do targeted, and as well as un-targeted testing to scale our IP generation.

With that data, we can integrate with other systems, other health records and as well as people's exposure and a product. From that the more data we have, then the more potential IP, and the potential bio marker, new bio novel biomarkers, we could generate and then the better the business. So, in terms of our competitive edge, as you can see that Larry, Jo and I, we have extensive training, technical training, so we're here to help people to understand their exposures, and we want to personalize this exposure so then all the users can make necessary changes. And what's different from our service compared to other direct-to-consumer genetic service or other lab testing is that the insight we provide is actionable. That way, we also wanted to serve multiple segment at the same time, and we also have the ability to do more cross-selling and working with other brand and the personal care products companies.

The vision we have is as reflected in our name, Million Marker, is we'd like to discover one Million Marker, or more biomarkers, so we can allow people to know their exposures. What we want to do is to work with the sample we collected, with the data we collected, we want to build the most comprehensive database on human environmental exposures and the metabolic profiles. And then with that, we can actually crowdsource the biomonitoring efforts. So, biomonitoring here is just measuring all the environmental exposures in people's body, and with that, was the crowdsource biomonitoring with the database we built, we can actually integrate lots of data to eventually advance position medicine and personal health.

So, Jo talked about our first product and from that we have already expanded our panels. So, in terms of road map, with the database we built with the platform that we built, we could do lots of new biomarker discoveries, and this includes the new exposure biomarkers. For example, if you're exposed to other chemicals other than the ones we're testing, we could potentially discover those biomarkers. One investor actually from the MicroVentures platform asked, "Are we going to expand to precision nutrition?" And yes. The technology that we're using is actually screening for all the metabolites in your body, so nutrition is a major one. So, nutrition biomarkers is also definitely on our roadmap. And besides that, it's a pretty obvious is the health and disease biomarkers. By incorporating different databases, we'll be able to link these biomarkers with peoples' exposure.

We also plan to expand our panels and then additional biomatrices. Right now, we're focusing on urine, because urine is fairly easy to collect rather than blood or other things. In terms of panel expansion, with plan to expand to, looking to pesticides, air quality biomarkers, chemicals in non-stick products or home remodeling materials, carpets and mattress, we can eventually expand to looking to exposure in breast milk, a hair, or blood spot. This is painting a picture like allowing to say, for example, in the future, you're trying to remodel your home and you're trying to figure out which paint is good. And with our database and platform, we could recommend you. Okay. What kind of paint should I be using? What kind of mattress or carpet should I be using to actually minimize my exposures?

We anticipate some of these milestones. Once we have our own lab, we definitely want to get our lab CLIA certified, bringing down our unit economics, and work on our marketing strategies. In the future, we would like to keep developing additional products as well find product-market fit and get FDA approval. So, currently these tests are counted as a wellness test. With FDA approval, we will be able to sell in four States, currently does not allow direct to consumer testing, that's including in New York, New Jersey, Maryland, and the

Rhode Island. And after that, we would like to scale our offerings and expand our ability and as well as market penetration. In terms of staging, this is a little bit outdated, but you pretty much get the idea that once we have the lab built, we'll do more product development where we find our go-to market strategy, and then we'll scale.

As I mentioned before, we already have some existing partnerships, and these included non-profits companies, to advertising firms, other innovative startups, as well as universities. Our teams, three of us are here. We also have Praveen, and Jarod, not joining us. So, Praveen takes care of all our design as well as marketing, and Jarod, will be our lab director, helping us to run the lab and analyzing that sample, and then starting the biomarker discovery research. We also have a panel of very wonderful advisors. They have extensive research and scientific experience in the field of biomonitoring as well as the environmental health, as well as medicine. And this is not in the slides, recently we also recruited or they joined us, two medical advisors, and that's Dr. Aimee, and Dr. Laura. Dr. Aimee, is the Egg Whisperer lady. She runs her show on YouTube as well as other social media. Dr. Laura has a very expensive publication as well. And with that help, we're planning to establish a physician's advisory panel, that could help us sell into IVF clinics as well as having positions to recommend our service to their patients.

So now I'll kick back to Brett.

Brett Andrews: Great. Thank you, guys. That was great. We did have a couple of people joining late, and we've got a few questions that have come in already. If for the folks that joined late, if you do have any questions for the Million Marker team, please go over to the questions tab on your "Go to Webinar" control panel, and you can submit them there and we'll get them asked. First, I just wanted to start it. If you guys could elaborate a little bit on the products of the kit itself, and exactly what someone gets. So, you send, I think you had it on the second slide, you send them I guess, a form to fill out about their exposures that they self-report, and they send you the urine sample, and then they get back a personalized exposure report along with changes to implement. Is that correct?

Jenna Hua: Yes. So, if people want to know what the actual kit looks like, you can actually go to our website that has our most updated kits. What it looks like, I think on a campaign page, that's our older version of the kits. We actually had like four different versions. Iterating on four different versions. Now on our website, that's the most recent version. So, yes. People get a kit, they can download our app in the App Store or the Google Play, so they answer the exposure journal and then they ship back the samples. And we'll actually also have our sample report on our website as well. If you go to our website, go to services and you can actually see what sample reports looks like.

Brett Andrews: Great. I think that would be super helpful, so I would encourage folks to do that same thing. And so, just to clarify...

Jenna Hua:	I guess one thing. Okay. Sorry. One thing I guess to add I forgot is we also curated a list of all the safe, toxic, free personal care products. That's under our approved product. So, that, actually is our most visited page on our website. That people go there as a guide to look for toxic free products. We also have put together lots of blog post education material that people can also find on our website. We call it, Toxic Free Lifestyle guide, as well as fact sheets. Sorry for interrupting.
Brett Andrews:	No, I got it. That's great. And just so everybody knows, at the end of this, we'll stick around and point people to where they can find some more information. I think that's a good tip though, so I appreciate you adding that. Just to clarify, you guys have, I know in the roadmap, that you showed, you have go-to-market starting at the end of this year or somewhere around then, but you guys have actually shipped some kits, correct?
Jenna Hua:	Yes.
Brett Andrews:	Yeah. Okay. Got it. Yeah. I just wanted to make that point clear to people if they didn't understand. So, one of the other questions I had real quick before we get into something that have been submitted here, could you share a little bit on, obviously without giving away too much of whatever your secret sauce is, the value of the urine sample. I'm assuming there's this list of items that no matter who you are, it's probably not good to have a lot of increased exposure to, do you find that there's cases where someone maybe self-reports that they have had exposure to XYZ or these bad products, and then when you test the urine sample, it shows that there really isn't any issue, or I guess, what other additional value are you getting outside of the self-reporting of what people are interacting with that the urine sample provides that adds value to the report on the back-end?
Jenna Hua:	Oh, perfect question. I think this is where personalization comes in. With the journaling, with the survey, we can already do some personalization to extent to some kind of personalization, but with urine, that's extra step for additional personalization. This is actually a really active research area as well, that we all have different physiologies. So, given you and I have different genetics makeup, that if you we have the same exposure, we would actually respond to this exposure differently. And that's kind of like a common sense if you pointed out to people and our pilot testers, what we have seen, is that people's levels are really different. So, we had some people, just as you said, that it seems to have higher exposure, but their urine levels are relatively lower versus some people already doing a lot of good stuff to optimize their health and reducing their exposure, their levels are actually high, but the key point is that these chemicals have no business being in your body. So, you should always try to get rid of them as much as possible because they only do harm, they don't do anything good.

On the business side, and then this is related to what Larry mentioned, the database that we're building, and the platform that we're building, is that with |

the urine sample, because urine is pretty much showing them how your body metabolize a lot of stuff, and for now the technology we're using is a targeted approach, meaning that we only screening for these chemicals. So, in the future, we can take an un-targeted approach, and that approach will allow us for screening everything else with that, then we can actually link to nutrition biomarkers and other disease biomarkers.

Brett Andrews: Yeah, I think that's an important point for people to keep in mind. It's not as simple as you can just put out a fact sheet that that tells everybody, "Hey, this is what you should avoid." I think that what you commented there that people have different sensitivities, it's sort of like diet, right? There're some foods that affect people differently than others, and so having it really personalized, I think is really where the value is, so I appreciate that. We've got a question here. It says, what is the plan to make Million Marker data available in the EMR? How do you foresee physicians leveraging that information at the point of care?

Jenna Hua: I think for that, right now, physicians also need quite a bit education. So, physicians actually don't get educated regarding either nutrition or environmental exposures. That's part of the reason why we're starting with OB/GYN, with the fertility doctors because this is a group of doctor that they're quite aware that these chemicals make an impact, and as also like in our roadmap, yes, we want to integrate with EMRs, and another thing I also want to point out is that compared to other diagnostic disease markers, those are more immediate, but if you think about the environmental exposures that we have, it's relatively low exposure over a long time. So, these chemicals are not going to kill you tomorrow, but they accumulate. If you get constant exposure day-in, and day-out, and these could potentially make impacts. So, the physicians will need to educate patients, you know, this matters, and it's like a long-term thing that you need to make changes day-in, and day-out, rather than like immediate.

So, I see we're linking to EMR to make discoveries when newer biomarkers, and also increasing physician education so physician can tell patients at point of care, this is something that they need to care. It's kind of like a diabetes prevention if you think that way. But in terms of diagnosing disease, then we're not there yet. I guess that's one thing I forgot to mention related to the previous question is that this is a more of anecdotal story about myself, that when we first started, I actually tested on myself, and I studied this. I already know what's going on. I'm already living a pretty toxic-free life, but what I found out is a new vitamin that I was taking, actually had lots of phthalates in it. As Jo already mentioned, phthalates is a hormone disruptor, and it could cause loss of fertility issues, and all other issues.

So, what I found out after testing myself, because a lot of these stuff are not labeled, is that the vitamin coating of the capsule, off the vitamin I was taking actually contains phthalates. So, I just want to plug that in, and that's also another value of sending your urine sample, and actually know your internal exposures.

Brett Andrews:	That's great. I appreciate the sharing the story. I always think it's impressive or interesting I guess, when an entrepreneur is solving a problem that they've had personal experience with. To the point about the prolonged exposure, I think it makes sense that you guys are focused on at least to start the expecting parents and trying to address fertility issues. I guess that leads me to another question, and this kind of loops back into part of the product where you guys recommend implementing changes. How much of this, and then maybe this is more just a biology question, how much of this exposure, and the effects that come with it is reversible? Maybe that's not the right word but obviously you can start reducing your future exposure, but is there things that you can do, and is part of the changes that you recommend, can they lead to reversing whatever deleterious effects have come from previous prolonged exposure?
Jenna Hua:	I think this is a perfect question for Jo. I was just going to say that.
Jo Rochester:	I'm going to say, I can jump in here already. There have been studies showing, if you're exposed during development, that is during a fetus, some of these changes can't be reversed. And that is why we're very concerned about pregnant women and preconception and fertility and those things. There are studies showing that in adult animals, these mostly are done in rodents, that you can reverse effects. So, some of these problems that the chemicals cause, if you stop giving the chemical, or if you give another promoting healthy vitamin, or they study folic acid and things like that, these things can be reversed in adult animals.
Brett Andrews:	Well, that's good news for all of us I bet. We appreciate that. Okay. We had another question here about, I guess the privacy side, Larry touched on this during the presentation, but question is, what kind of personal data are you collecting? I know Larry's mentioned that you guys are taking steps to make sure that people feel comfortable sharing this type of data with you. I know with some of your competitors or at least companies who are doing something similar but in different verticals, have come up against this concern before, can you guys just touch on a little bit about the steps that you're taking, and then from a consumer side, what they can expect in terms of their personal data?
Jenna Hua:	Larry can take it.
Larry Riliskis:	I can jump in here. So, I wanted to say there's noble privacy has been a big thing in all my career. For example, as I mentioned, I have worked as advisor for European Union, and I was part of pushing through GDPR. I think people have a right to their data and a right to know what we're doing. So, the way how we are building the platform, is that we are separating the private information from data from something that cannot be connected to you. So, that, is built by design. The platform is in a such a way that data cannot be connected to you personally, but it still can be used for science, for research, but once we're generainge personal life reports, we connect, and go back to this information and data to individuals. So, we have separated it already in the design phase to make this separation for people protection, and their rights, for example, in how

the data is used, and their right to be forgotten, and the right to get all this information, and allow or disallow us to share the private data. Jenna, if you want to add anything more here?

Jenna Hua: Yes, I wanted to add, right now we're collecting people's exposure data. So that includes what you have eaten, and also all the products you're using, and you would do that throughout app. You can simply snap a photo, and we can get those things analyzed. Besides that, we're also collecting gender, age, ethnicity, and obviously your address, but your address is mainly for shipping for now. But with these personal information, the main purpose is so we can adjust in the chemical when we give you your results, those information, gender, age, weight, actually weight too, and ethnicity, is mainly to use to adjust your hydration status. So, if you think about it it has to do with your genetic makeup, is that you would have different hydration status. If you're more hydrated, then obviously your chemical level could be lower. That needs to be adjusted to give you a true reflection of your chemical levels. So, that's what we're using. That's the data that we're collecting right now.

In the future, we would like to link to your other, say wearable data, or your electronic medical records. But those are only if our users give us access to that. And we also want to position ourselves as data steward rather than data owner. So, we would like to work with our users together. If you contribute your data to scientific research, which we very much needed for this kind of environmental health research, and biomonitoring. If you do contribute, then we can give you feedback on newer biomarkers that we discover or if in a future, we're able to develop something that'll make money, we can give you a kickback, idealistic speaking. But if you don't want us to do that, then we'll want to give you all the respect, that we'll delete your data. We won't even use it.

Brett Andrews: Great. I'm glad you elaborated there. And that kind of leads into the last couple of questions that we have here. By the way, if anybody else has any other questions for the Million Marker team, please go ahead and submit them now. Right now, we've got about two more or so. The first question is asking directly, do you guys have any IP? I know you sort of touched on this. I'll kind of lay out my understanding and then, and then certainly correct me if I'm wrong but the kits themselves are more or less off the shelf, is my understanding. The IP that you guys have is really around the analysis that you're doing on the back-end, and then the recommendations that you're providing, is that correct, or is there any other? I know you mentioned moving forward, there's some other IP you guys are looking at but maybe fill in the gaps that I laid out there and let us know if there's anything else that people should be aware of?

Jenna Hua: Yes. You've covered pretty much everything.

Brett Andrews: Okay. Okay, great. And then, actually we just got another one that just came in. So, I'm going to move the other one to the back. This question is, will you take advantage of EWG's database? And can you talk about recommendations of existing products versus developing your own products?

Jenna Hua:	Oh, okay. So, yes. EWG is a pioneer in this field. But how we're different from EWG is because EWG, is a non-profit. And I also think our filtering criteria is quite stringent, that if we see any research study showing any chemical have any detrimental effects on either animal or human, we take it out. We see in the future we want to work with EWG because they have done a ton of wonderful, wonderful work, and then I see us with them as a having potential partnerships.
Brett Andrews:	Great-
Jenna Hua:	Also EWG has been around for a lot longer. If you use the EWG service, you know they have an app for healthy living that you can actually check out product ratings. And once we build our own lab, that's the fundraising goal, is that we also want to start looking to, of all the products that we're recommending to people, we also want to test the product as a whole because packaging also comes into play. Some manufacturers use good packaging, and some of them don't, even if the product is good. If you have a bad packaging that could be potential leaching of chemicals into the product then that defeats the purpose of having good ingredients.
Jo Rochester:	And that's also why we're interested in developing our own products, is that we'll have full control over packaging and ingredients.
Brett Andrews:	That's actually a really interesting point. I hadn't thought of how the packaging could be the most damaging part of a specific product. That point Jo, just touched on, is really covers our last couple of questions, which are all fairly similar, and there were about the business model. So, just reframe it in a way that you guys can address it in one shot, but can you just elaborate a little bit on the business model, and I think specifically focus on sort of past, present, future. So, I know you guys have earned a little bit of revenue so far. How has that been earned so far, and then what is the current method, or I guess the near-term method of earning or producing revenue, and then what do you guys see? I know you covered some of this in the pitch deck, but I think it would be helpful just to give a little more color. What do you guys see as other potential revenue streams?

It sounds like from Jo's point, that could include products of your own, but it sounds like with the data you're collecting, there's a number of other ways you guys could produce revenues. So could you just touch on business model a little bit? |
| Jenna Hua: | Right now, we're selling it just organically. We did not do any other hiking because we have been heads-down building, and we've done pilot testing. As I mentioned before, even our testing kit has been the fourth version already. In the beginning, we also had to figure out logistics, figure out making sure we do our own stability testing, making sure the chemical is stable for shipping. So we've been doing a lot of a product development, and then so far out of all the tests we've sold, it's all by word of mouth. Organically, we have also been gaining social media presence to get a message out there that, "Hey, there's the |

service exists. And hey, you need to care about your environmental exposures." That's, I guess, the past state, and relate to the current state. The current state is, once the fundraising is done, we're planning to do more marketing, raising people's awareness. Again, getting a message out there, and also start working with physicians, the trusted providers. So, OB/GYNs, fertility doctors that go through IVF clinics, as well as, doulas and midwives.

So, that's our channel and that's also our first go-to-market. So, one example would be Thryve, which is a microbiome testing company. So, their users have been thinking about additional testing that they could offer. And that's also another channel for us to gain new users, and in the future, Jo, mentioned that yes, we want to have our own white labeled products. We would also want it to work with other government organizations. So, one thing I want to plug in is that right now the government body that tests for we're doing the biomonitoring is the CDC, through the National Health Nutrition Examination Survey, and that surveys conducted like every other year.

And for the chemical levels that we're looking at population levels the CDC tests about 3,000 people every other year. So, if you think about your gender, your age, your ethnicity, looking at your levels, that's a very, very small number, and that's part of the reason why we wanted to crowdsource biomonitoring. So, at population level, we can actually know these levels, and actually force potential government policy change eliminating these chemicals, and as well as for individuals. That's the future that Brett mentioned that we see us pursuing.

Brett Andrews: Got it. That's great. And in summation, if I may, I think due to the feedback loops, and the network effects that you guys talked about, and the number of stakeholders that you guys are serving with this product, and platform, there's a myriad [of] different ways to potentially earn revenue once you guys can get this to scale. So, I really appreciate that there, Jenna. So that's going to do it for the questions that we have submitted so far. Real quick before I give the Million Marker team the last kind of parting thoughts, I just want to first thank everybody who attended here, and for the folks who are listening to this recording. If you would like to get some more information after we park the webinar. I'd encourage you to go to the campaign page on the MicroVentures website. The direct URL for that is invest.microventures.com/offerings/Million Marker.

When you get there, and by the way, you can also get to that same campaign page by going to microventures.com homepage, click the invest tab in the top right, and scroll down until you see the tombstone familiar marker, you can click there, it'll get you to the same place. On that page, we've got a wealth of information that our team in collaboration with the Million Marker team put together, it's got the pitch deck that they went through, a video, information on the terms of the investment, information on the market, the team, the product, a lot of the stuff that we covered today, but even more in depth in that. If you have any additional questions that maybe come to mind after we get off the webinar today, there's a discussion forum there. So, feel free to ask questions there. I know they've been very responsive in getting those questions answered. So, we encourage you to do that as well.

And then of course, lastly, if you'd like to invest, and participate, and be a part of what these guys are building, we'd encourage you to do so. So, on that same page, up in the top right, I think as you scroll down, it'll stick with you. But there's an orange invest button up in the top, right. You can click on that. If you have account with us, you probably already know the process. If not, you can sign up and create one pretty quickly, and then participate in what these guys are doing, and be a part of the exciting changes that they're attempting to make in the world. So, with that, if you guys have any other places, I know you mentioned some of them earlier, but any places you'd like to point people towards or any sort of parting thoughts you'd like to share with everybody before we sign off, feel free.

Jo Rochester: I'd just like to mention that we have some really cool perks, so look at those as well, for investors.

Brett Andrews: Yeah. Get yourself a kit. It sounds like since you guys have them, if you're interested, I know, I'm certainly, probably, ignorant to some of the stuff that I get exposure to on a daily basis, so it's probably wise to check it out yourself, and I'm sure that's part of the perks that even if you're just want to be a consumer, I would encourage folks to do that as well.

Jenna Hua: Yeah. I also want to just reiterate, also for people if you want to know more go to our website, we have all the materials that we have on the website. It's all original content. We spend a lot of time putting those together, and as a scientist, one issue a lot of scientists have is the, "How do we actually communicate this to the public in an easy understanding way?" So, we have spent quite a bit energy putting together those materials. So, I really encourage people if you have doubts about buying expensive tests right now, please go to those materials to look because you can also get lots of information on those materials that we have created. Please also follow us on, on social media. We're active on multiple platform. We're active on Instagram, Pinterest, Twitter, LinkedIn, TikTok, you name it. Please check us out. Yeah. Thank you.

Larry Riliskis: And so, if I may just add, we also have got toxic free lifestyle audit kit. So using the app we can also facilitate some information, and take an audit offset as well which is much cheaper.

Brett Andrews: Now, I think that's great. I have actually gone to the resources tab on the website. There's some really interesting pieces there so I would also just second that, and encourage everyone to go check that out. Well, this has been great. I really appreciate the time Jenna, Larry, Jo. I really appreciate you guys taking some time and sharing more about your business. Thank you to everyone who logged in, and listened to this live, and also for everyone who's listening to the recording, we know the world's crazy right now, and then time's precious, so it means a lot to us that you took some time out of your day to tune in on this, and with that, we'll let everybody go, and have a great day, and great rest of your week. Thanks guys. I really appreciate it.

Jo Rochester: Thank you.

Jenna Hua: Thank you.

Larry Riliskis: Thank you.

Brett Andrews: Talk soon. Bye.

Larry Riliskis: Bye.

Jo Rochester: Bye.